FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS PROVIDES UPDATE ON ITS TTI-621 AND
TTI-622 CLINICAL PROGRAMS

  Successful broad signal-seeking efforts identify T-cell lymphoma as an indication responsive to TTI-621 therapy.

  Focusing TTI-621 intravenous trial on separate cutaneous and peripheral T-cell lymphoma cohorts employing a Simon 2-stage design.

  Deepening the Company’s presence in the CD47 space with a second SIRPaFc decoy receptor, TTI-622.

Toronto, April 10, 2018 — Trillium Therapeutics Inc. (Nasdaq/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today provided the following update on its TTI-621 and TTI-622 clinical programs. TTI-621 and TTI-622 target CD47, a protein commonly found on the surface of cancer cells. CD47 emits a “do not eat” signal to the immune system, allowing cancer cells to evade detection.

TTI-621 Program

TTI-621 (SIRPa-IgG1 Fc) is a decoy receptor that blocks CD47 and delivers an activating signal to effector cells such as macrophages through its IgG1 Fc region. It is being evaluated in two multi-center clinical trials using intravenous or intratumoral administration and preliminary data from both studies were reported at last year’s American Society of Hematology Annual Meeting. Notably, weekly infusions of TTI-621 were shown to be well tolerated and intratumoral injection was observed to reduce local lesions in 9 out of 10 patients with mycosis fungoides, a common type of cutaneous T-cell lymphoma (CTCL). Building upon these monotherapy results, Trillium has refined and focused its TTI-621 clinical program.

“Our thorough signal-seeking efforts in the TTI-621 program have successfully identified T-cell lymphoma as an indication of interest,” said Dr. Niclas Stiernholm, President and CEO of Trillium Therapeutics. “Consequently, we are now moving forward with a more focused TTI-621 program that reflects our commitment to vigorously pursue this signal in both the intravenous and intratumoral trials.”

Recent key modifications to the intravenous dosing study (TTI-621-01, NCT02663518) include:

  Focusing near-term efforts on patients with CTCL and peripheral T-cell lymphoma (PTCL). These patients are being enrolled in separate cohorts that will be evaluated using a Simon 2-stage design, with a maximum of 35 subjects in each cohort.
  Introducing a standardized intra-subject dose intensification schedule for all newly enrolled subjects to increase drug exposure.
  Instituting a number of phase 2-like design elements, such as an independent data monitoring committee and central review of diagnostic pathology as well as radiographic disease imaging.

Recent key changes to the intratumoral dosing study (TTI-621-02, NCT02890368) include:

  Increasing the duration of treatment to allow for weekly continuation therapy.
  Ability to increase the size of each cohort from 12 to 40 patients based on early signs of clinical benefit.
  Establishing new cohorts to study intratumoral TTI-621 in combination with a PD-1 or PD-L1 inhibitor, pegylated interferon-alpha 2a, talimogene laherparepvec (T-vec) or radiation therapy.

TTI-622 Program

TTI-622 (SIRPa-IgG4 Fc) is the second SIRPaFc decoy receptor that Trillium is advancing into the clinic. TTI-622 consists of the same CD47-binding domain of human SIRPa as TTI-621 but linked to an IgG4 Fc region, which has a more restricted ability to engage activating Fc receptors. It is expected to have a different pharmacologic profile than TTI-621 and is being developed primarily for combination therapy. Like TTI-621, TTI-622 has the advantage of minimal binding to human red blood cells, thereby reducing the risk of anemia and a large antigen sink effect.

“TTI-622 allows us to deepen our presence in the CD47 space,” added Dr. Stiernholm. “With this agent we now have two SIRPaFc decoy receptors being evaluated in clinical trials, each with a different level of Fc receptor engagement. We are excited to compare and contrast the activity of these molecules and determine if each has unique applications that could benefit cancer patients.”

A two-part, multicenter, open-label, phase 1a/1b study of TTI-622 in patients with advanced relapsed or refractory lymphoma or multiple myeloma is being initiated, with the first patient expected to be dosed in Q2 2018. In the phase 1a dose-escalation part, patients will be enrolled in sequential dose cohorts to receive TTI-622 once weekly to characterize safety, tolerability, pharmacokinetics, and to determine the maximum tolerated dose. In the phase 1b part, patients will be treated with TTI-622 in combination with rituximab, a PD-1 inhibitor or a proteasome inhibitor-containing regimen.

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-621 has recently been granted an Orphan Drug Designation by the FDA for the treatment of cutaneous T-cell lymphoma. TTI-622, an IgG4 SIRPaFc protein which is primarily being developed for combination therapy, is expected to begin clinical testing in 2018. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about the changes to our clinical trial design and focus, and our expectations about minimal binding of red blood cells and timing of first patient dosing in the TTI-622 trial. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. Known risk factors include, among others: positive preliminary results from early-stage clinical trials may not be indicative of the final results from the trial or be indicative of favorable outcomes in later-stage clinical trials and data are subject to audit for inclusion in the final clinical trial database; clinical data may not demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction; given the early stage of Trillium’s product development, there can be no assurance that its research and development programs will result in regulatory approval or commercially viable products and that Trillium can adequately demonstrate TTI-621’s individual contribution in a combination therapy; clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate; Trillium may not receive the necessary regulatory approvals for the clinical development of Trillium's products; economic and market conditions may worsen; and market shifts may require a change in strategic focus. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2017 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

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Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Jessica Dyas
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com